As filed with the U.S. Securities and Exchange Commission on December 8,  2008
Registration No.  333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For American Depositary Shares Evidenced by American Depositary Receipts
___________________

ROCHE HOLDING LTD
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer's name into English)

Switzerland
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

4 New York Plaza, New York, NY 10004
Telephone (212) 623-0636
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
____________________
Swiss Re America Holding Corporation
175 King Street
Armonk, New York 10504
(914) 828-8000

(Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor New York, New York 10022 (212) 319-7600
It is proposed that this filing become effective under Rule 466
☐     immediately upon filing
☐     on (Date) at (Time)
If a separate registration statement has been filed to register the deposited shares, check the following box. ☐
CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts representing non-voting equity securities of Roche Holding Ltd	250,000,000 American Depositary Shares	$0.05	$12,500,000	$491.25
(1)	Each unit represents one American Depositary Share.
(2)
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Pursuant to Rule 429, the Prospectus contained herein also relates to American Depositary Shares registered under Form F-6 Registration Statement No. 333-00368.

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the Deposit Agreement filed as Exhibit (a) to this Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Below introductory paragraph
(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center
Terms of Deposit:
	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner
	(ii)	Procedure for voting, if any, the deposited securities	Paragraph (12)
	(iii)	Collection and distribution of dividends	Paragraphs (4), (5), (7) and (10)
	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (3), (8) and (12)
	(v)	Sale or exercise of rights	Paragraphs (4), (5) and (10)
	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (4), (5), (10) and (13)
	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (16) and (17)
	(viii)	Rights of holders of receipts to inspect the transfer books of the Depositary and the list of Holders of receipts	Paragraph (3)
	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), and (5)
	(x)	Limitation upon the liability of the Depositary	Paragraph (14)
(3)	Fees and Charges		Paragraph (7)

Item 2.  AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(a)            Statement that  Roche Holding Ltd publishes on its web site on an ongoing basis, or otherwise furnishes the United States Securities and Exchange Commission (the "Commission") with, certain public reports and documents required by foreign law or otherwise under Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Paragraph (8)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

(a)
Form of Deposit Agreement. Form of Second Amended and Restated Deposit Agreement dated as of December 19, 2008 among Roche Holding Ltd, JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement"), including the Form of American Depositary Receipt, is filed herewith as Exhibit (a).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. Not applicable

(f)	Power of Attorney. Included as part of the signature pages hereto.

Item 4.  UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A. , on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on December 8, 2008.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/Joseph M. Leinhauser
Name:	Joseph M. Leinhauser
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Roche Holding Ltd certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Switzerland on December 8, 2008.

ROCHE HOLDING LTD

By:	/s/Dr. Gottlieb Keller
Name:	Dr. Gottlieb Keller
Title:	Secretary to the Board of Directors

By:	/s/Dr. Beat Kraehenmann
Name:	Dr. Beat Kraehenmann
Title:	Authorized Signatory

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint jointly at two Dr. Beat Kraehenmann, Dr. Andreas Knierzinger, Peter Eisenring and Steve Krognes and each of them jointly at two, as his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the U.S. Securities Act of 1933,  and all post effective amendments thereto and to file the same,  with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signatures	Title	Date

/s/Dr. Franz B. Humer	Chairman of the Board	December 8, 2008
Dr. Franz B. Humer

/s/Dr. Severin Schwan	Chief Executive Officer	December 8, 2008
Dr. Severin Schwan	(principal executive officer)

/s/Dr. Erich Hunziker	Chief Financial Officer and Deputy	December 8, 2008
Dr. Erich Hunziker	Head of the Corporate Executive
Committee (principal financial and
accounting officer)

/s/Prof. Dr. Bruno Gehrig	Director, Vice-chairman of the	December 8, 2008
Prof. Dr. Bruno Gehrig	Board

/s/André Hoffmann	Director, Vice-chairman of	December 8, 2008
André Hoffmann	the Board

/s/Prof. Dr. Pius Baschera	Director	December 8, 2008
Prof. Dr. Pius Baschera

/s/Prof. Sir John Irving Bell	Director	December 8, 2008
Prof. Sir John Irving Bell

/s/Peter Brabeck-Letmathe	Director	December 8, 2008
Peter Brabeck-Letmathe

/s/Lodewijk J.R. de Vink	Director	December 8, 2008
Lodewijk J.R. de Vink

/s/Walter Frey	Director	December 8, 2008
Walter Frey

/s/Dr. DeAnne Julius	Director	December 8, 2008
Dr. DeAnne Julius

/s/Dr. Andreas Oeri	Director	December 8, 2008
Dr. Andreas Oeri

/s/Dr. Wolfgang Ruttenstorfer	Director	December 8, 2008
Dr. Wolfgang Ruttenstorfer

/s/Prof. Dr. Horst Teltschik	Director	December 8, 2008
Prof. Dr. Horst Teltschik

/s/Prof. Dr. Beatrice Weder di Mauro	Director	December 8, 2008
Prof. Dr. Beatrice Weder di Mauro

/s/Dr.Gottlieb A. Keller	Secretary of the Board of	December 8, 2008
Dr.Gottlieb A. Keller	Directors

/s/Carol Fiederlein	Authorized Representative in	December 8, 2008
Carol Fiederlein	the United States

INDEX TO EXHIBITS

Exhibit Number
(a)
Form of Second Amended and Restated Deposit Agreement (including the Form of ADR), among Roche Holding Ltd, JPMorgan Chase Bank, N.A., as depositary, and the holders from time to time of American Depositary Receipts issued thereunder.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.